DC
No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

06021780

January 9, 2006

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1-9-2006

Re: Wm. Wrigley Jr. Company
Incoming letter dated November 29, 2005

Dear Mr. Morse:

This is in response to your letter dated November 29, 2005 concerning the shareholder proposal you submitted to Wm. Wrigley. On November 21, 2005, we issued our response expressing our informal view that Wm. Wrigley could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

3

cc: Howard Malovany
Vice President, Secretary and General Counsel
Wm. Wrigley Jr. Company
Wrigley Building
410 N. Michigan Avenue
Chicago, IL 60611

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711

November 29, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. N W
Washington, DC 20549

Re: Wm. F. Wrigley, Jr. Co. deletion

Ladies and Gentlemen:

I wish to take issue with the repeated ruling for non-attendance at the 2006 Meeting of Wm. F. Wrigley, Jr. Company.

Enclosed explanation was sent to them and they still persist in an unfair claim.

Since the S.E.C. has provided no outline of what is considered a "valid reason" mine is viable as necessary not to have attended prior meetings. The S.E.C is definitely showing favoritism in this instance as well as with other Company's requests for deletion.

No company furnishes me with shareowner addresses, and those listed by proponents have proved fruitless as a sponsor, since they are only interested in their own agenda.

Therefore, I feel correct in asking for a reversal on these conditions.

Enclosures as exhibits.
Copy to Wrigley Company

Sincerely,

Robert D. Morse
Robert D. Morse

Exhibit B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of the Secretary
Wm. F. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

November 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wm. Wrigley Jr. Company
Incoming letter dated October 11, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Wm. Wrigley may exclude the proposal under rule 14a-8(h)(3). We note your representation that Wm. Wrigley included the proponent's proposal in its proxy statement for its 2005 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Wm. Wrigley omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Wm. Wrigley by the same proponent with respect to any shareholder meetings held during calendar year 2006 and calendar year 2007.

Sincerely,

Mark F. Vilardo
Special Counsel

This is for stress relief.
Not part of the presentation

ATTITUDE

I've just experienced another "Attitude":
And for its happening, it must be understood.
When Corporate Legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report;
Demand a written letter, such a poor sport.
This is juxtaposition to that of a happy Dude,
Since their position is taken to be rude !

5:30AM -9-8-05—6 min.

A MONKEY

Could you bear with my depiction of a monkey ?
To unlock your thoughts, I may have the key.
If you follow my antics, it just may be,
A hairy image of a person like me !

QUESTION

If the subject of EVELOUTION is confined to a sole [soul]
subject in classes as to how the Universe was formed,
are not the students being BRAIN-WASHED into the belief
that there can be no other possibility ?
Therefore comparison is a necessity for fair teaching.
Would the scientists agree to stating that their findings
are THE GOSPEL TRUTH ?

SORTED OUT

There's something my thoughts just found,
Which may turn eviloutionists around;
I can make it very plain,
They can't logically take the Lord's name in vain.

QUESTION - ALL IN FUN

Since depicted as being closest to human form,
At what time of evolutionary life
Did the <u>oral</u> angutang learn to speak ?

Robert Dennis Morse